16 January 2006

Red-Platz 1
D-40479 Dusseldorf

Attn:	Mr. Dierk Paskert Senior Vice President

Dear Sirs,

Blue (‘‘Blue’’) has been approached by Red (‘‘Red’’) in connection with a potential take-over bid over 100% of the shares of Blue (the ‘‘Transaction’’) in accordance with Chapter V of the Spanish Royal Decree 1197/1991, on Take-over Bids (the ‘‘RDOPAS’’). Following said approach, Blue and Red have agreed that Red shall commence a series of studies and analyses in order for Red to be able to achieve a decision with respect to proceeding or not with the Transaction. Blue shall assist Red in such studies and analyses.

As you are already aware, for Blue it is essential, and a prerequisite for the furnishing of any information and the performance of any type of study, that Red assumes the obligations of secrecy and confidentiality with regard to the Confidential Information (defined below) to which it has access under the terms provided herein as well as those arising from the requirements of contractual good faith. Similarly, we acknowledge that it is essential for Red, and a prerequisite for the furnishing of any information and the performance of any type of study, that Blue assumes the obligations of secrecy and confidentiality with regard to the Confidential Information to which it has access under the terms provided herein as well as those arising from the requirements of contractual good faith. Blue has appointed Citibank, Deutsche Bank and JP Morgan (‘‘the Blue Banks’’) to act as its financial advisors in the Transaction. Red has so far appointed HSBC (‘‘the Red Bank’’) to act as its financial advisor in the Transaction. Each of the parties reserves the right to appoint additional financial advisors which shall be treated as the Blue Banks or the Red Bank under this agreement depending on which party execute such appointment.

Unless the context otherwise requires, the terms ‘‘the Red Bank’’, ‘‘Red’’, ‘‘the Blue Banks’’ and ‘‘Blue,’’ as used herein, shall be deemed to include any company, subsidiary or other entity controlled by, or under common control with, the Red Bank, Red, the Blue Banks or Blue, respectively.

In connection with the evaluation by you of the Transaction, Blue, the Blue Banks or their Representatives (as hereinafter defined) may furnish to Red and its Representatives, written, visual or oral information, material and documents regarding Blue and its business that may be related to the Transaction. In that process, Red, the Red Bank or their Representatives may furnish to Blue and its Representatives, written, visual or oral information, material and documents regarding Red and its business, or the intended structure of the Transaction, or any other aspects that may be related to the Transaction. Such information, material and documents, furnished by Blue, the Blue Banks or their Representatives, or by Red, the Red Bank or their Representatives (such furnishing party, the ‘‘Supplier’’) to the other party (the ‘‘Recipient’’) and irrespective of the form of communication, and all notes, analyses, compilations, forecasts, data, translations, studies, memoranda or other documents prepared by the Recipient or its Representatives, that contain or otherwise reflect such information, material or documents, are herein called the ‘‘Confidential Information’’. The term ‘‘Confidential Information’’ does not include information that (i) is or becomes generally available to the public, other than as a result of a disclosure by the Recipient or its Representatives in violation of this letter agreement, (ii) the Recipient can demonstrate was within the possession of the Recipient prior to its disclosure by the Supplier or (iii) the Recipient can demonstrate was or becomes available to the Recipient from a source other than the Supplier. The foregoing notwithstanding, the term ‘‘Confidential Information’’ does include the existence and contents of this letter agreement and the fact that conversations are being held regarding the Transaction.

Since Red is interested in carrying out the studies and analyses for the purposes described above, and Blue and Red are interested in the confidentiality being maintained, as a condition to the furnishing of Confidential Information by the Supplier to the Recipient, Red and Blue agree as follows:

1.	All Confidential Information furnished by the Supplier to the Recipient shall be deemed confidential and shall be kept and maintained by the Recipient under appropriate safeguards for a period of two (2) years from the date hereof and shall be used by the Recipient solely for the purpose of evaluating the Transaction and not for any other purpose, save to the extent required by court or governmental agency or authority as set forth in section 3 below.

As recipient of the Confidential Information in the context of the analyses of the Transaction, Red shall be subject to the conduct rules established by the Spanish Law 24/1988, on the Stock Markets (the ‘‘LMV’’), and will act with adequate diligence in order to prevent the abusive or disloyal use of non-public information. In particular, Red will fully comply with Article 83 bis of the LMV, as follows:

—	Red shall disclose each piece of the Confidential Information only to those of its Representatives whose access to the same is indispensable for the purpose of evaluating the Transaction.

—	Each of Representatives of Red receiving Confidential Information shall be informed of the confidential nature of the Confidential Information and shall be directed to treat it confidentiality and not to use it other than for the purposes described above. Red shall keep records with the names of each of its Representatives involved in the Transaction.

In any event, Red shall be responsible at all times for any failure by any of its Representatives (including, for the avoidance of doubt, the Red Bank and its Representatives) to comply with the requirements set out in this letter agreement and agrees to indemnify Blue for any damages and/or other loss of any kind that it may suffer as a result of any such non-compliance by any Representative.

Blue shall be subject to the conduct rules established by the LMV and shall also comply with the obligations under article 83 bis of the LMV, and especially those obligations indicated above. Furthermore, Blue acknowledges that its knowledge of the evaluation of the Transaction by Red, and its knowledge of any Confidential Information supplied by Red, are subject to German Securities Regulations.

In any event, Blue shall be responsible at all times for any failure by any of its Representatives (including, for the avoidance of doubt, the Blue Bank and their Representatives) to comply with the requirements set out in this letter agreement and agrees to indemnify Red for any damages and/or other loss of any kind that it may suffer as a result of any such non-compliance by any Representative.

For purpose of this letter agreement, the term ‘‘Representatives’’ of a party to this letter agreement shall mean the directors, officers, employees, agents and advisors of that party or of any company, subsidiary or other entity controlled by or under common control with said party (including without limitation that party’s independent attorneys, accountants, consultants and financial advisors);

2.	If either the Recipient or any of its Representatives are requested or required by any court or governmental agency or authority to disclose any of the Confidential Information, the entity or person receiving such request or demand will use all reasonable efforts to provide the Supplier with prompt notice of such request or demand so that the Supplier shall have an opportunity to seek an appropriate protective order. Moreover, the Recipient agrees to take all reasonable steps necessary to prevent disclosure of the Confidential Information, or, if the information is required to be disclosed, the disclosure of a minimum amount of information. For the foregoing purposes, the Recipient will to the extent possible consult with the Supplier both on the requirement to disclose the Confidential Information and on the form, content and timing of any disclosure.

3.	All Confidential Information shall be and remain the property of the Supplier, the Red Bank or the Blue Banks, as the case may be. Within thirty (30) days after Blue or Red notifies the other in writing that such party does not intend to continue conversations with the other party regarding the Transaction, each Recipient shall, and shall cause its Representatives to, redeliver to the corresponding Supplier all written Confidential Information that such recipient and its Representatives have received from such Supplier or its Representatives, including without limitation all copies, and such Recipient will, and shall cause its Representatives to, destroy all Confidential Information prepared by them based upon the Confidential Information supplied by such Supplier. The foregoing delivery or destruction shall be confirmed by each Recipient in writing.

4.	Each Recipient understands and acknowledges that any and all information contained in the Confidential Information, and any other information furnished by the Supplier or its Representatives, is being or will be provided without any representation or warranty, express or implied, as to the accuracy or completeness of the Confidential Information so provided. Neither the Supplier nor any of its Representatives shall have any liability to the Recipient or its Representatives relating to or arising from the use of a reliance upon any Confidential Information or any errors or omissions therein.

5.	Red and Blue acknowledges the importance to each other that the review of the Confidential Information and any conversation on the Transaction be conducted in the most strict confidentiality, with only a limited number of individual Representatives of Red, Blue, the Red Bank and the Blue Banks. In particular, without the prior consent of Blue, Red will not, and will cause its Representatives not to, contact with respect to a Transaction any Representative of Blue or any Representative of the Blue Banks other than those individuals communicated to it by Blue from time to time. Without the prior consent of Red, Blue will not, and will cause its Representatives not to, contact with respect to a Transaction any Representative of Red or any Representative of the Red Bank other than those individuals communicated to it by Red from time to time.

6.	Blue reserves the right, in its sole and absolute discretion, to decline to furnish further information, to deny access to information and to terminate conversations with Red at any time, without advance notice, without any requirement to state any reasons therefore and without any obligation to compensate or pay damages to Red. The exercise by Blue of these rights shall not affect the enforceability of any other provision of this letter agreement. Red reserves the right, in its sole and absolute discretion, to proceed or not with a Transaction as it deems appropriate, to decline to furnish any information, to deny access to information and to terminate conversations with Blue, regardless of whether Red is to proceed or not with the Transaction, at any time, without advance notice, without any requirement to state any reasons theretofore and without any obligation to compensate or pay damages to Blue or any other party. The exercise by Red of these rights shall not affect the enforceability of any other provision of this letter agreement.

7.	Each Recipient acknowledges that money damages may not be a sufficient remedy for any breach of this letter agreement by such Recipient or its Representatives and that without prejudice to any rights or remedies at law or in equity otherwise available to the Supplier, the Supplier shall, if the Recipient breaches any provision of this letter agreement, be entitled to injunctive relief, specific performance or other appropriate equitable remedies for any such breach.

8.	The provisions of this letter agreement shall be severable if any of the provisions hereof are held by a court of competent jurisdiction to be invalid, void or otherwise unenforceable, and the remaining provisions shall remain enforceable to the fullest extent permitted by law.

9.	This letter agreement shall be construed (both as to validity and performance) and enforced in accordance with, and governed by, the laws of the Kingdom of Spain. Any judicial proceeding brought against either of the parties hereto with respect to this letter agreement may be brought in the courts of the city of Madrid irrespective of where such party may be located at the time of such proceeding, and by execution of this letter agreement, each of the parties hereto hereby consents to the non-exclusive jurisdiction of such courts and waives any defense or opposition to such jurisdiction.

Please indicate your agreement with the foregoing by signing a copy of this letter agreement and returning it to us.

Very truly yours,
Blue
/s/ Carlos Torres Villa Name: Carlos Torres Villa Title: Corporate Director of Strategy

Confirmed and agreed to:

Red

/s/ Dierk Paskert	/s/ Dr. Frank Fischer
Name: Dierk Paskert Title: Senior Vice President	Name: Dr. Frank Fischer Title: Vice President